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                             December 12, 2022

       Marc Thompson
       Chief Financial Officer
       EverCommerce Inc.
       3601 Walnut Street
       Suite 400
       Denver, CO 80205

                                                        Re: EverCommerce Inc.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed March 15,
2022
                                                            Form 8-K Furnished
on November 10, 2022
                                                            File No. 001-40575

       Dear Marc Thompson:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page II-3

   1. We note your disclosure that the calculation of net pro forma revenue retention rate remains consistent with
prior periods. In filings where you discuss this measure, please revise to disclose how
this measure is calculated.
 Marc Thompson
FirstName LastNameMarc    Thompson
EverCommerce   Inc.
Comapany12,
December  NameEverCommerce
              2022            Inc.
December
Page 2    12, 2022 Page 2
FirstName LastName
Key Factors Affecting our Performance
Acquiring New Customers, page II-7

2. We note that acquiring new customers is a key factor affecting your performance.
         Considering the number of acquisitions in recent fiscal years, please revise to disclose the number of customers obtained through business acquisitions in each period to add context to your discussion that your platform increased from over 500,000 customers at December
         31, 2020 to over 600,000 at year-end 2021. We refer you to your response to comment 1 in your May 28, 2021 letter.
Results of Operations
Revenues, page II-14

3. Please revise to provide a more thorough discussion, including quantifying the amounts, of each factor impacting fluctuations in both your subscription and transaction fees revenue and marketing technology revenue, including the amount of revenue recognized in the current year that relates to acquisitions completed in each period, as appropriate.
         Also, for fluctuations due to the growth of your customer base, please identify the number of customers acquired through business acquisitions versus those obtained organically. In addition, provide quantified information regarding the transaction volumes processed through your payment platform to add context to the impact of such measure on your revenue growth. We refer you to your responses to comment 18 in your May 10, 2021 letter, and comment 8 in the your May 28, 2021 letter.
Liquidity and Capital Resources, page II-18

4. Revise to include the reasons for the change in amounts impacting your cash flow. In this regard, your discussion should not merely repeat numerical data contained in the financial statements. Refer to Instruction 2 to paragraph (b) in Item 303 of Regulation S-K.
Critical Accounting Estimates, page II-21

5. Please enhance your disclosure to provide qualitative and quantitative information necessary to understand the estimation and uncertainty in your critical accounting estimates, to the extent material and reasonably available. Also, discuss how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the methods, assumptions and estimates underlying its calculation.
         Refer to Item 303(b)(3) of Regulation S-K.
Business Combinations, page II-23

6. Please tell us, and revise to disclose, whether you performed a qualitative or quantitative test for purposes of assessing goodwill for impairment. If a qualitative test was performed, disclose whether you determined that it is not more likely than not that the fair value of any reporting unit was less than the respective carrying amounts,
 Marc Thompson
EverCommerce Inc.
December 12, 2022
Page 3
         including goodwill. If a quantitative test was performed, tell us and revise to clarify whether the fair value of the reporting unit(s) significantly exceeds the carrying value. To the extent any reporting unit is at risk of impairment, revise to disclose the percentage by which the fair value exceeded the carrying value and describe any potential events and/or changes in circumstances that could reasonably be expected to negatively affect any key assumptions.
Form 8-K Furnished on November 10, 2022

Exhibit 99.1, page 1

7. We note you present the percentage increase in adjusted EBITDA in the financial highlights. Please revise to disclose the percentage increase in the comparable GAAP measure of net income with equal or greater prominence. Refer to Question 102.10 of the
         Non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Kathleen Collins, Accounting Branch Chief, at 202-551-3499 with any questions.



FirstName LastNameMarc Thompson                                Sincerely,
Comapany NameEverCommerce Inc.
                                                               Division of
Corporation Finance
December 12, 2022 Page 3                                       Office of
Technology
FirstName LastName